# UNITED STATES OF AMERICA
## Before the
## SECURITIES AND EXCHANGE COMMISSION

**SECURITIES EXCHANGE ACT OF 1934**
Release No. 58641 / September 25, 2008

**ADMINISTRATIVE PROCEEDING**
File No. 3-13193

| | |
|---|---|
| **In the Matter of**<br><br>**B.B. Walker Co.,**<br>**Bellatrix International, Inc.,**<br>**Belmont Resources, Inc.,**<br>**Beres Industries, Inc.,**<br>**Best Products Co., Inc.,**<br>**Bethlehem Corp., and**<br>**Bogue Electric Manufacturing Co.**<br>  **(n/k/a Bogue International, Inc.),**<br><br>        **Respondents.** | **ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO BELMONT RESOURCES, INC.** |

## I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Belmont Resources, Inc. ("Belmont" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on September 15, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

## II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Belmont Resources, Inc. ("Order"), as set forth below.

**III**.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.      Belmont (CIK No. 1056301) is a British Columbia corporation located in Vancouver, British Columbia with a class of securities registered with the Commission under Exchange Act Section 12(g).  As of September 11, 2008, the common stock of Belmont (symbol "BEAAF") was quoted on the Pink Sheets.

      2.      Belmont has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended January 31, 2001.

**IV.**

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Belmont's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.


                                         Florence E. Harmon
                                         Acting Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.